

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2015

Via E-mail
Christopher Anzalone
Chief Executive Officer
Arrowhead Research Corporation
225 S. Lake Avenue, Suite 1050
Pasadena, California 91101

>   Re: **Arrowhead Research Corporation**
>   **Form 10-K for the Fiscal Year Ended September 30, 2014**
>   **Filed November 25, 2014**
>   **File No. 000-21898**

Dear Mr. Anzalone:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director